Exhibit 99.15

PRESS RELEASE

Friday, March 23, 2007

Charles J. Hartley, P.Geo., Joins Inter-Citic As Senior Geologist

March 23, 2007, Toronto, ON: Inter-Citic Minerals Inc. (TSX-ICI) (“Inter-Citic” or “the Company”) President and CEO James Moore, is pleased to announce that Mr. Charles Hartley, P.Geo., has joined Inter-Citic Minerals Inc. as Senior Geologist and the Company’s internal Qualified Person as defined in National Instrument 43-101.

From 1999 to 2007 Mr. Hartley was Senior Exploration Geologist for River Gold Mines Ltd. For the last 30 years Mr. Hartley has worked for a variety of mining companies in all phases of gold and base metal exploration, where he has been responsible for planning, budgeting, completing and supervision of surface and underground diamond drilling, and calculation of ore reserves. He is a member of the Canadian Institute of Mining, Metallurgy, and Petroleum, the Prospectors and Developers Association of Canada, and the Association of Professional Geoscientists of Ontario. He holds a B.Sc. Geology from St. Francis Xavier University and a Bachelor of Tech. Environmental Studies from the University College of Cape Breton.

Subject to regulatory approval, the board has approved the grant to Mr. Hartley 100,000 stock options at an exercise price of $1.40 with an expiry date of March 23, 2009, pursuant to the terms of Inter-Citic’s Stock Option Plan.

On Behalf of the Board:

“James J. Moore”

President & CEO

ABOUT INTER-CITIC:

Toronto-based Inter-Citic Minerals Inc. is an exploration and development company with properties in the People’s Republic of China, including its Dachang Gold Project in Qinghai, China. Inter-Citic is listed on the TSX under the symbol ICI. Inter-Citic’s website is www.inter-citic.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Stephen Lautens

Vice President, Corporate Communications

Inter-Citic Minerals Inc.

(905) 479-5072 x 227

www.inter-citic.com

stephen@inter-citic.com